Confidential Treatment
Requested by JPMorgan Chase & Co.

May 5, 2008
Ms. Kathryn McHale, Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002
Mail Stop 4561

Re:	JPMorgan Chase & Co. Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 001-05805
Dear Ms. McHale:
     JPMorgan Chase & Co. (the “Firm”) hereby submits this letter to respond to comments of the Staff of the Securities and Exchange Commission contained in your letter dated April 9, 2009 addressed to Michael J. Cavanagh, Chief Financial Officer.
     Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F.R. §200.83, the Firm has separately submitted a copy of this letter containing the redacted portions of this letter with the Securities and Exchange Commission and has requested confidential treatment for the redacted portions of this letter.
     To assist in your review of our responses, we have set forth below in full the comments contained in your letter, together with our responses.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 8 — Financial Statements and Supplementary Data
Notes to consolidated financial statements
Note 2 — Business changes and developments, page 123
1.	We note your disclosure on page 125 that in June 2008 the Federal Reserve Bank of New York (the “FRBNY”) took control, through a limited liability company (the “LLC”) of a portfolio of $30 billion in assets acquired from Bear Stearns and that you bear the first $1.15 billion of any losses of the portfolio. We also note your disclosure on page 139 of your June 30, 2008 Form 10-Q that JPMorgan Chase incurred a net loss of $540 million (after tax) during the quarter ended June 30, 2008 related to the acquisition of Bear Stearns. Please confirm whether this loss represented your share of losses in the LLC based on your first loss position. In addition, please tell us the amount of losses incurred through December 31, 2008

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and consider providing disclosure similar to that provided on page 139 of your June 30, 2008 Form 10-Q in all future filings beginning with your March 31, 2009 Form 10-Q.

The $540 million net loss (after tax) during the quarter ended June 30, 2008 that is disclosed on page 139 of the JPMorgan Chase June 30, 2008 Form 10-Q represents merger-related items (including losses incurred on the Firm’s equity method investment in Bear Stearns between April 8th and May 30th, the date the merger was completed) and merger expenses. Such amount does not include gains or losses related to the operations of Bear Stearns subsequent to completion of its acquisition on May 30. Such amount also does not include amounts recorded in respect of JPMorgan Chase’s subordinated loan in the FRBNY LLC (the “LLC”).

At the date of the merger, the estimated fair value of the subordinated loan was [Redacted]. The loan is carried at fair value under SFAS No. 159 and is reported in Loans on the Firm’s Consolidated Balance Sheet at December 31, 2008. Changes in the fair value of the loan have been recorded through earnings and are reflected in Principal transactions on the consolidated statements of income [Redacted].

The valuation of the subordinated loan is based on a Monte Carlo model that projects multiple paths of expected cash flows for the financial instruments held by the LLC, allocates the cash flows according to the priority of payments established at the formation of the entity, weighs the probability of the cash flows, and discounts the cash flows at a rate reflective of current market conditions. [Redacted]

We do not believe it necessary to disclose the change in value of the subordinated loan each quarter for two key reasons: (1) changes in value of the subordinated loan are included in Principal Transactions and reflected each quarter on the Consolidated Statements of Income, and such changes in fair value are not a significant driver of the Investment Bank’s results; and (2) the amount of cash that the Firm will receive upon repayment of its loan will depend on the value of the asset portfolio and the liquidation strategy directed by the FRBNY; the loan will be repaid after the FRBNY is repaid in full for its investment. If there were to be a material loss in the loan at its maturity (which is scheduled for 2018 but could be earlier or later depending on the FRBNY’s liquidation strategy), then appropriate disclosure will be made at that time. In addition, as to any additional merger-related items or merger expenses, they will continue to be disclosed in future filings if material.

2.	We note your disclosure on page 123 as it relates to your acquisition of the banking operations of Washington Mutual Bank that as a result of the refinement of the purchase price allocation during the fourth quarter of 2008, the initial extraordinary gain of $581 million was increased $1.3 billion to $1.9 billion. Based on our review of the condensed statement of net assets at the bottom of page 124 and comparison with a similar statement on page 94 of your Form 10-Q for the quarter ended September 30, 2008, it appears that a significant portion of the increase resulted from a change in the value assigned to all other assets. Given the significance of this adjustment, please provide us with a more robust discussion

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explaining the significant changes in your allocation of the purchase price to net assets acquired and underlying reasons for these changes.

[Redacted]
Note 16 — Loan securitization, page 168
3.	We note your disclosure in footnote (c) on page 172 that in November 2008 you randomly removed $6.2 billion of credit card loans from a securitization trust previously established by Washington Mutual and replaced them with $5.8 billion of higher quality credit card loans from the legacy Chase portfolio. Please provide us with a significantly enhanced description of this transaction including the following:
•	The business purpose of the transaction. For example, tell us what would have occurred if you had not removed the existing credit card loans and transferred the credit card loans from the Chase portfolio to the Washington Mutual trust;

•	The party initiating the transaction. For example, tell us whether the request was made by the other certificate holders to the Washington Mutual trust, due to your contractual obligation to take the action, or the Company’s voluntarily election to do so at that time;

•	How you originally accounted for the acquisition of the seller’s interest in the Washington Mutual trust;

•	The specific terms for removing accounts from the trust and how the removal impacted the seller’s interest;

•	How you determined the removal of the credit card loans from the trust met the condition(s) described in paragraphs 9(b), 9(c) and 87 of SFAS 140;

•	In more detail, the process for randomly selecting the loans to be removed from the trust;

•	If the random removal of credit card loans from the trust was related to a ROAP (removal of account provision), whether the exercise of the random ROAP resulted in the assets acquired having proportionately the same, better or worse quality than the pro-rate seller’s interest that was previously held;

•	How you accounted for the addition of higher credit quality credit card loans from the legacy Chase portfolio to the Washington Mutual trust; and

•	How you accounted for your seller’s interest at December 31, 2008, including where it is included in your segment disclosures.
The Firm acquired the seller’s interest in the Washington Mutual Master Trust (the “Trust”) and became its sponsor in connection with the Firm’s acquisition of the Washington Mutual banking operations effective September 25, 2008. At that time, the assets of the Trust were entirely comprised of subprime credit card receivables. Accordingly, the quality of these assets was much lower than the quality of the credit card receivables that JPMorgan Chase has historically securitized in the public markets. Therefore, in order to more closely conform the overall quality of the Trust assets to the quality typical of a JPMorgan Chase-sponsored credit card securitization Trust, the Firm randomly removed accounts from the Trust and replaced them with higher-quality

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Requested by JPMorgan Chase & Co.

accounts from the Firm’s portfolio. At the time of the action, the excess spread in the Trust was positive. The Firm believed there was no imminent event — such as an “early amortization"—that would have occurred had these actions not been taken at that time. Management decided to take the actions voluntarily and primarily for the purpose of repositioning the assets of the Trust to be more in line with the quality of previous JPMorgan Chase-sponsored transactions.

As described in the preceding paragraph, JPMorgan Chase voluntarily elected to randomly remove accounts from the Trust (as allowed by, and in accordance with, the Trust’s pooling and servicing agreement).

JPMorgan Chase accounted for its initial acquisition of the seller’s interest in the Trust as an acquisition of loans under SFAS No. 141, Business Combinations, and SAB No. 61, Loan Losses. Specifically, on the date of the acquisition, the Firm’s beneficial interest in the Trust’s credit card receivables was recorded at the present value of expected amounts to be received determined at appropriate current interest rates, and the related allowance for loan losses was carried over from WMB. JPMorgan Chase then applied its methodology for calculating the allowance for loan losses to this acquired seller’s interest. Applying the JPMorgan Chase methodology resulted in the need to increase the allowance for loan losses; the increase was recorded in the Firm’s Provision for credit losses as an accounting conformity adjustment.

The pooling and servicing agreement between the seller and the Trust provides for removal of accounts by the seller upon satisfaction of certain conditions, including: 1) providing timely written notice of the planned removal to certain parties, including the trustee, the servicer and each rating agency; 2) obtaining written confirmation from each rating agency that the removal will not result in a reduction or withdrawal of the rating for any outstanding series or class of securities; 3) providing certain representations and warranties regarding the list of removed accounts; and 4) providing an officer’s certificate to the trustee specifying that the removal will not cause a pay out event to occur with respect to any series and that no selection procedure was utilized which would cause the selection of the removed accounts to be materially adverse to the investors. The pooling and servicing agreement further provides that: 1) no more than one removal can occur during any monthly period; 2) the accounts to be removed must be selected at random; and 3) the aggregate principal balance of the removed accounts as of the date the rating agencies and trustee were notified of the account removal cannot result in the Firm’s seller’s interest falling below the minimum seller’s interest required to be maintained by the Trust documents (which is 5%). Prior to the removal of the accounts, the seller’s interest was approximately $6.8 billion, or approximately 38%. With the removal of approximately $6.0 billion aggregate principal balance of accounts (the $6.2 billion disclosed by the Firm included accrued interest), the seller’s interest was reduced to approximately $.7 billion, which was slightly in excess of the 5% minimum seller’s interest required to be maintained for the Trust. After the subsequent addition of the receivables (immediately following the removal of accounts), which is further discussed below, the seller’s interest represented approximately 36% of the Trust.

Taking actions in conformity with the removal of accounts provision (ROAP) did not require any amendments or modification of the pooling and servicing agreement or the

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Trust documentation. SFAS 140 states that removal of accounts provisions that provide for random removals of excess assets do not preclude sales accounting if such ROAP is sufficiently limited so that the transferor cannot remove specific transferred assets. The removal of account provisions specified in the pooling and servicing agreement limits any random removal of accounts up to the amount required to maintain the minimum seller’s interest with only one such removal during a monthly period. Given the low-balance homogenous nature of credit card receivables, the limitations specified in the pooling and servicing agreement as described above, and the random removal process (as described below), the Firm concluded that the random removal effected during the fourth quarter was sufficiently limited that the Firm could not effectively remove specific assets from the Trust, thereby satisfying the conditions described in paragraphs 9(b), 9(c), 54 and 87 of SFAS 140.

The following describes the process utilized for randomly selecting the accounts for removal from the Trust:
•	Card data for all Trust accounts, including the card number (account number) for each account, was compiled.

•	For each card number, a random number was assigned to it using an automated random number generator.

•	The random numbers associated with the card numbers were then ordered in ascending order and selected for inclusion in the account removal population up to the point that the population’s aggregate current balance dollar amount was equal to or slightly greater than the targeted dollar amount of the account removal. The targeted dollar amount was set slightly below the maximum amount allowed for removal under the Trust documents as described above.

•	A test was then performed to compare the account removal population to the total Trust account population to determine that it was not significantly different, at a 99.9% confidence level, with regard to three metrics: average account balance, average credit limit, and average age.
Based on the results of the process described above, the Firm believes that the random removal of accounts from the Trust resulted in the assets acquired by the Firm having proportionately the same credit quality as that of the seller’s interest that was previously held.

The addition of higher credit quality credit card loans from the JPMorgan Chase portfolio to the Trust, which was a permitted action under the pooling and servicing agreement, resulted in a recharacterization of the loans to seller’s interest. The Firm transferred $5.8 billion of assets ($5.5 billion par amount of principal receivables plus $.3 billion of accrued interest) to the Trust and, as a result, no longer had rights to the specific Chase receivables but instead received an increased undivided interest in a proportionate amount of the total assets of the Trust. Repayment of the seller’s interest is dependent on the cash flows of all of the receivables in the Trust. The Firm accounted for its seller’s interest in the Trust consistent with its accounting for other seller’s interest — that is, as Loans on the consolidated balance sheets with an allowance for loan losses estimated in accordance with the Firm’s allowance methodologies.

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Requested by JPMorgan Chase & Co.

The aggregate seller’s interest in the Trust was reported as Loans held for investment on the Firm’s consolidated balance sheet at December 31, 2008, and was reported in the Card Services segment as an asset of that segment.

4.	As a related matter, we note your disclosure on page 61 that a result of converting higher credit quality Chase-originated on-book receivables to the Trust’s seller’s interest which has a higher overall loss rate reflective of the total assets within the Trust, you recorded an incremental provision expense of approximately $400 million in the Corporate segment as the action related to the acquisition of Washington Mutual’s banking operations. Please tell us the following:
•	As it relates to the original $6.2 billion of credit card receivables in the Washington Mutual trust, the amount of your recorded allowance prior to the removal of the receivables from the trust;

•	Whether you recorded any incremental provision expense on these receivables subsequent to your acquisition of seller’s interest in the Washington Mutual trust and prior to their removal from the trust;

•	How the removal of $6.2 billion of credit card receivables less the incremental provision of $400 million and the transfer of $5.8 billion of higher credit quality Chase credit card receivables result in your maintaining an appropriate level of seller’s interest. It would appear that the same value of the receivables would exist in the trust before and after the transaction;

•	In more detail, your allowance methodology for loans held as a result of your seller’s interest;

•	How you determined the amount and timing of the incremental provisions; and

•	How you determined the incremental provision was related to the acquisition of Washington Mutual’s banking operations and thus reported in the corporate / private equity segment as opposed to the card services segment.
As it relates to the original $6.2 billion recorded investment in credit card receivables in the Trust, the amount of the Firm’s recorded allowance related to the seller’s interest prior to the removal of the receivables from the Trust was approximately $1.0 billion.

The Firm did not record incremental provision expense subsequent to the Firm’s initial acquisition of the seller’s interest in the Trust and prior to the random removal of accounts from the Trust. The seller’s interest was acquired on September 25, 2008 and the random removal of accounts was effected on November 10, 2008, as quickly as operationally achievable considering the extremely short period of time over which the WMB acquisition was completed. Between the initial acquisition date and the removal date, there was no significant change in the performance of the Trust receivables to warrant a change to the amount of allowance recorded for the seller’s interest. In addition, the Firm’s standard process is to estimate its allowance for loan losses on a quarterly basis as more than one month of portfolio performance data is required to evaluate necessary changes to the allowance since the prior estimate.

Confidential Treatment
Requested by JPMorgan Chase & Co.

As described in the response to Comment 3, the pooling and servicing agreement specifies the minimum amount of seller’s interest that must be maintained. Prior to the random removal of accounts, as noted in the response to Comment 3, the seller’s interest was approximately $6.8 billion. When the $6.2 billion of assets ($6.0 billion par amount of principal receivables plus $.2 billion of accrued interest) were removed under the ROAP and the $5.8 billion ($5.5 billion par amount of principal receivables plus $.3 billion of billed accrued interest) of Chase receivables were added to the Trust, the total seller’s interest decreased by a net $500 million. (The seller’s interest, after taking into account the completion of the removal and addition of receivables, represented approximately 36% of the Trust). The amount of receivables removed was limited by the pooling and servicing agreement and the amount of Chase receivables added was determined based on available Chase collateral for transfer to the Trust. The Firm’s allowance for loan losses related to the seller’s interest is not part of the seller’s interest calculations for determining compliance with the pooling and servicing agreement.

The Firm estimated the allowance for loan losses for the seller’s interest utilizing the loss forecasting models and methodology that it uses for the Chase-originated credit card receivables portfolio. The calculation is a combination of the loan principal amount, estimated loss rate and loss emergence period. The loan principal amount is the principal amount of the seller’s interest. The loss rate was determined based on roll rate models that are commonly used by credit card issuers including JPMorgan Chase to estimate credit losses. The Trust receivables performance data was input into the loss forecasting model and the loss rate calculated from these roll rate models was reviewed for reasonableness in relation to the Trust’s recent performance, current economic conditions and recent trends observed in the Chase-originated credit card receivables portfolio. The loss emergence period for the seller’s interest in the Trust is twelve months, the average life of the Trust receivables.

By transferring $5.5 billion par amount of Chase receivables with a 5-6% loss rate to the Trust and receiving a seller’s interest that had, at the time of the transfer, a blended loss rate of 12-13%, the credit risk profile of the Firm’s seller’s interest changed significantly. As part of the Firm’s standard quarterly reserving process, the Firm estimated the allowance for loan losses for the seller’s interest based on the aforementioned formulas; this process resulted in an increase in provision expense in the fourth quarter of 2008. The approximate $400 million increase in provision expense due to the transfer is a function of the approximate 700 bps increase in expected credit loss rates noted above.

As noted in the response to Comment 3, JPMorgan Chase determined at the time of the initial acquisition that actions to rebalance the assets in the Trust would be taken and that such actions would create an additional loan loss provision due to the exchange of higher-quality Chase-originated receivables for a seller’s interest in the overall Trust. This action was an isolated and merger-related event that occurred as soon as possible after the acquisition date given operational constraints. Because the Firm’s management team viewed this incremental provision to be directly related to the merger, it was determined that it would be most appropriate to report it as part of the Corporate segment along with other merger-related items, rather than in the Card Services segment. All other Trust-

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related provisioning expense due to ongoing customer activity and changes in market conditions has been reported in the Card Services segment.
Item 11. Executive Compensation
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 9
5.	We note your disclosure on page 9 that, in determining the variable component of executive compensation, you rely on business judgment and do not use formulaic approaches tied to total shareholder return or other narrow measures. We also not your disclosure on page 10 that the Compensation Committee decided there would be no bonus for 2008 for Mr. Dimon because the Firm, while profitable, was well short of the goal for the year. Please tell us whether the Compensation Committee set a performance target and, if so, why it is not described in the proxy statement.

The Compensation Committee did not set a performance target for Mr. Dimon, but earnings is one of the factors that was considered by the Committee in determining the variable component of executive compensation for Mr. Dimon. As stated at the top of page 16 of the proxy statement, JPMorgan Chase reported 2008 net income of $5.6 billion, compared with $15.4 billion in 2007, and that result was disappointing in absolute terms.
Executive compensation tables
VII. 2008 Potential payments upon termination or change-in-control, page 24
6.	Please tell us the value of unvested stock awards shown in the table on page 25 that accelerate as a result of a termination event and the value of unvested stock awards that continue to vest following a termination event. Please clarify this information in future filings.

None of the awards shown in the table on page 25 of the proxy statement accelerate as a result of a termination event. All of such awards continue to vest following a termination event. We will clarify this distinction in future filings.
* * * * *

Confidential Treatment
Requested by JPMorgan Chase & Co.

     This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Firm may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-0906 or Neila B. Radin at 212-270-0938.

Very truly yours,
/s/ Louis Rauchenberger
Louis Rauchenberger
Corporate Controller